Exhibit 12

DIMON Incorporated and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	For the 3 months ended September 30	Years Ended June 30

(in thousands)	2003	2003	2002	2001	2000

Pretax income from continuing operations	$9,816	$35,042	$38,023	$34,540	$23,352

Distributed income of equity investees	88	691	930	223	4,041

Fixed charges	11,724	51,813	51,812	57,112	62,847

Earnings	$21,628	$87,546	$90,765	$91,875	$90,240

Interest	11,325	49,608	50,128	55,908	60,069

Amortization of charges and other	399	2,205	1,684	1,204	2,778

Fixed Charges	$11,724	$51,813	$51,812	$57,112	$62,847

Ratio of Earnings to Fixed Charges	1.84	1.69	1.75	1.44	1.44

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